Exhibit 99.1

July 16, 2026

Wise Group plc reports Q1 FY27 Results

New York, NY, July 16, 2026 - Wise Group plc (Nasdaq: WSE; LSE: WISE), the global technology company building the best way to move and manage the world’s money, today announces its Q1 FY27 results for the quarter ending June 30, 2026.

	Q1 FY27	Q1 FY26	YoY Movement
Active customers (millions)	11,863	9,797	21%
Cross-border volume ($ billion)	69.3	55.0	26%
Customer holdings ($ billion)	41.2	31.5	31%
Net revenue ($ million)	714.0	573.3	25%
Cross-border take rate (%)	0.50%	0.52%	-2 pps
Instant transfers (%)	77%	70%	+7 pps

Q1 FY27 highlights

•	Quarterly cross-border volume grew 26% YoY to $69.3 billion (24% growth YoY on a constant currency basis*) with active customers up 21% YoY to 11.9 million

•	Customer holdings increased 31% YoY to $41.2 billion as more customers use and trust Wise for more of their daily financial lives

•

Cross-border take rate reduced 2bps YoY to 50bps, as we created capacity within the business to proactively invest part of our operating leverage to further strengthen our competitive advantage of lower prices for customers

•	Transaction revenue increased 27% YoY to $540.9 million and net revenue increased 25% YoY to $714.0 million

•	Re-iterating our FY27 guidance:

•

Net revenue growth around the middle of our 15-20% medium-term target range on a constant currency basis, assuming no material change in interest paid to customers, and no material changes in central bank rates.

•	Income before tax margin around the top of the 20-25% range.

Kristo Käärmann, Co-founder and Chief Executive Officer, commented:

“This quarter almost 12 million people and businesses used Wise to move $69.3 billion across the world. These customers paid an average fee of just 50bps—the lowest it has ever been on Wise. In 77% of the transactions, their money arrived instantly on the other side of the world. More customers are trusting Wise for their everyday money—their holdings grew 31% to $41.2 billion.

“We recently expanded our product offering in Latin America, so that Chileans can now send money cheap and fast cross-borders and top up their multi-currency accounts with local, instant pay-ins.

“We continue building ‘the’ network for the world’s money.”

Earnings call information

Wise will host an earnings call today, July 16, 2026 at 4:30 p.m. Eastern Time to discuss the company’s performance and expectations. Listeners may access the live call via webcast at http://owners.wise.com, where listeners can also access Wise’s earnings press release and slide presentation. Following the call, a webcast will also be made available at the same website for at least 30 days.

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world’s money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

FORWARD LOOKING DISCLOSURE DISCLAIMER

This report may include forward-looking statements, which are based on current expectations and projections about future events. These statements may include, without limitation, any statements preceded by, followed by or including words such as “forward looking”, “guidance”, “target”, “believe”, “expect”, “intend”, “may”, “anticipate”, “estimate”, “forecast” , “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and any other words and terms of similar meaning or the negative thereof. These forward-looking statements are subject to risks, uncertainties and assumptions about Wise and its subsidiaries. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.

Past performance cannot be relied upon as a guide to future performance and should not be taken as a representation that trends or activities underlying past performance will continue in the future, and the statements in this report speak only as at the date of this report. No representation or warranty is made or will be made that any forward-looking statement will come to pass and there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements.

Wise expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statements contained in this report and disclaims any obligation to update its view of any risks or uncertainties described herein or to publicly announce the results of any revisions to the forward-looking statements made in this report, whether as a result of new information, future developments or otherwise, except as required by law.

Historical quarterly financials

Quarterly	Q1 FY2025	Q2 FY2025	Q3 FY2025	Q4 FY2025	Q1 FY2026	Q2 FY2026	Q3 FY2026	Q4 FY2026	Q1 FY2027	QoQ Movement	Q YoY Movement
Active Customers (thousand)¹	8,374	8,892	9,047	9,290	9,797	10,440	10,896	11,290	11,863	5%	21%
Personal (thousand)	7,962	8,469	8,612	8,838	9,321	9,936	10,354	10,718	11,256	5%	21%
Business (thousand)	412	423	435	452	475	504	542	572	608	6%	28%
Cross-border volume ($ billion)²	41.9	45.7	48.4	49.2	55.0	59.0	63.1	66.5	69.3	4%	26%
Personal ($ billion)	30.9	33.9	35.1	35.7	39.7	42.1	44.2	47.0	48.0	2%	21%
Business ($ billion)	10.9	11.8	13.3	13.4	15.3	16.9	18.9	19.5	21.3	9%	39%
Customer balances ($ billion)³	17.8	19.6	20.3	22.0	24.9	26.4	28.5	30.0	31.0	3%	24%
Personal ($ billion)	10.7	12.0	12.3	13.6	15.6	16.7	17.6	18.8	19.5	4%	25%
Business ($ billion)	7.1	7.6	8.0	8.4	9.3	9.7	10.9	11.2	11.5	3%	24%
Assets under custody ($ billion)⁴	4.3	5.1	5.4	5.8	6.6	7.5	8.5	9.0	10.2	13%	55%
Customer holdings ($ billion)⁵	22.1	24.7	25.7	27.8	31.5	33.9	37.0	39.0	41.2	6%	31%

Note: Unaudited numbers

*

We present cross-border volume on a constant currency basis to facilitate comparison of underlying growth trends without the effects of exchange rate fluctuations. To calculate cross-border volume on a constant currency basis, we translate volume for the current period using the average monthly exchange rates from the comparable prior period for operations with functional currencies other than the U.S. dollar.

Differences between ‘total’ rows and the sum of the constituent components of personal and business are due to rounding.

¹	Total number of unique customers who have completed at least one cross-border transaction in the given period.
²	Cross-border volume only.
³	Customer balances do not include Assets Under Custody which are not recognised on Wise’s balance sheet.
⁴	Assets under custody represent customer deposits held via Wise Assets.
⁵	Customer holdings is the sum of customer balances held directly and those held via Wise Assets (which are not recognised on Wise’s balance sheet).

Historical quarterly financials

Quarterly	Q1 FY2025	Q2 FY2025	Q3 FY2025	Q4 FY2025	Q1 FY2026	Q2 FY2026	Q3 FY2026	Q4 FY2026	Q1 FY2027	QoQ Movement		Q YoY Movement
Cross-border revenue ($ million)	266.4	270.2	272.6	262.5	286.8	305.0	326.5	338.7	349.8	3%		22%
Card and other revenue ($ million)	101.1	120.9	125.4	127.2	138.0	153.4	169.7	175.5	191.1	9%		38%
Interest income on customer balances ($ million)	187.3	198.1	190.6	182.3	196.5	202.5	204.5	202.6	225.4	11%		15%
Interest expense on customer liabilities ($ million)	(52.1)	(56.6)	(49.0)	(48.0)	(48.0)	(50.4)	(49.5)	(49.0)	(52.3)	7%		9%
Net revenue ($ million)	502.7	532.6	539.6	524.0	573.3	610.5	651.2	667.8	714.0	7%		25%
Cross-border take rate (%)	0.64%	0.59%	0.56%	0.53%	0.52%	0.52%	0.52%	0.51%	0.50%	-1.0	bps	-2.0	bps
Personal (%)	0.68%	0.64%	0.62%	0.58%	0.57%	0.57%	0.57%	0.56%	0.56%	+0.0	bps	-1.0	bps
Business (%)	0.51%	0.45%	0.42%	0.40%	0.39%	0.39%	0.40%	0.39%	0.39%	+0.0	bps	+0.0	bps

Note: Unaudited numbers

Differences between ‘total’ rows and the sum of the constituent components of personal and business are due to rounding.